UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016.

Commission File Number: 001-37384

GALAPAGOS NV
(Translation of registrant's name into English)

Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x ]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On September 19, 2016 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(c)     Exhibit 99.1. Press release dated September 19, 2016

The information contained in this report on Form 6-K, including the exhibit, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-211765) and S-8 (File Nos. 333-204567, 333-208697, and 333-211834).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV (Registrant)

Date: November 9, 2016	/s/ XAVIER MAES Xavier Maes Company Secretary